15027330

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section RECEIVED AUG 03 2015 Washington DC

SEC FILE NUMBER
8- 67672

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2014 (MM/DD/YY) AND ENDING 12/31/2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Kipling Jones & Co., Ltd.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

440 Louisiana Street, Suite 900
(No. and Street)

Houston (City) Texas (State) 77002 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Robbi J. Jones (713)353-4688
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Richardson, Edward Jr.
(Name – *if individual, state last, first, middle name*)

15565 Northland Drive, Suite 508 (Address) Southfield (City) MI (State) 48075 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Robbi J. Jones, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Kipling Jones & Co., Ltd., as of December 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

DOZY CRYER
Notary Public, State of Texas
My Commission Expires
February 26, 2018

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Contents

Independent Auditors Report

(SKIP PAGE)

Edward Richardson, Jr., C.P.A.
15565 Northland Drive, Suite 508 West
Southfield, MI 48075
248-559-4514

Independent Auditor's Report

Board of Directors
Kipling Jones & Co, LTD
1200 Smith St,
Suite 1600
Houston, TX 77002 - 4403

Report on the Financial Statements

I have audited the accompanying statement of financial condition of Kipling Jones & Co, LTD as of December 31, 2014 and the related statements of income, changes in stockholder's equity, changes in liabilities to claims of general creditors, and cash flows for the year ended. These financial statements are the responsibility of Kipling Jones & Co, LTD management. My responsibility is to express an opinion on these financial statements based on my audit.

Auditor's Responsibility

I conducted this audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

Opinion

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Kipling Jones & Co, LTD as of December 31, 2014, and results of its operations and its cash flows to the year then ended in conformity with accounting principles generally accepted in the United States.

Other Matters

The Supplemental Information has been subjected to audit procedures performed with audit of Kipling Jones & Co, LTD financial statements. Supplemental Information is the responsibility of Kipling Jones & Co. LTD's management. My audit procedures included

determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records as applicable. and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming my opinion on the Supplemental Information, I evaluated whether the Supplemental Information, including its form and content is presented in conformity with the standards of the Public Company Accounting Oversight Board (United States. In my opinion, the Supplemental Information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Edward Richardson Jr., CPA
Southfield, MI. 48075
July 17, 2015

Kipling Jones & Co., Ltd.
Financial Statements
Statement of Financial Condition
As of and for the Year-Ended December 31, 2014

ASSETS

Cash	$	10
Certificates of Deposit	$	70,313
Clearing Deposit	$	22,500
Receivables	$	88,500
Prepaid Expenses	$	188
Deposits	$	4,000
	$	**185,511**

LIABILITIES & OWNERS' EQUITY

Accounts Payable	$	1,958
Total Liabilities	$	1,958
Partner's Capital	$	183,553
	$	**185,511**

The accompanying notes are an integral part of these financial statements.

Kipling Jones & Co., Ltd.

Financial Statements

Statement of Operations

As of and for the Year-Ended December 31, 2014

Revenues:

Municipal Income	$	16,557
Advisory Fees	$	109,000
Services	$	76,500
Other Income	$	2,341
Total Revenues	**$**	**204,399**

Expenses:

Compensation and Related Costs	$	102,973
Travel	$	43,247
Occupancy and Equipment	$	41,661
Communications	$	5,353
Clearing Charges	$	40,565
Regulatory Fees	$	8,400
Professional Fees	$	54,857
Other Expenses	$	16,019
Total Expenses	**$**	**313,074**

Net Income	**$**	**(108,675)**

The accompanying notes are an integral part of these financial statements.

Kipling Jones & Co., Ltd.
Financial Statements
Statement of Cash Flows
As of and for the Year-Ended December 31, 2014

Cash Flows from Operating Activties		**2014**
Net Income (Loss)	$	(108,675)
Adjustments to reconcile Net Income (Loss) to net Cash provided by (used in) operating Activities:		
Prior Period Adjustment	$	25,101
Decrease (Increase) in Operating Assets:		
Accounts Receivable	$	(52,389)
Other	$	829
Operating Liabilities:		
Accounts Payable	$	(16,926)
Accrued Liabilities	$	-
Total Adjustments	$	(43,385)
Net Cash provided (used) by Operating Activites	**$**	**(152,060)**
Cash Flows from Investing Activities		
Net Cash provided (used) by Investing Activites	$	-
Cash Flows from Financing Activities		
Partners' Contributions	$	61,000
Partners' Withdrawals	$	-
Net Cash provided (used) by Financing Activites	**$**	**61,000**
Increase (decrease) in Cash and Cash Equivalents	**$**	**(91,060)**
Cash and Cash Equivalents, beginning of year	**$**	**113,570**
Cash and Cash Equivalents, end of year	**$**	**22,510**

The accompanying notes are an integral part of these financial statements.

Kipling Jones & Co., Ltd.

Financial Statements

Statement of Changes in Ownership Equity

As of and for the Year-Ended December 31, 2014

	General Partner	Class A Partners	Class B Partners	Total
Balance at January 1, 2014	$ 18,031	$ (129,190)	$ 339,689	$ 228,530
Partners' Contribution	$ -	$ 7,100	$ 54,000	$ 61,100
Retained Earnings	$ 26	$ 2,339	$ 234	$ 2,598
Net Income (Loss)	$ (1,087)	$ (97,808)	$ (9,781)	$ (108,675)
Balance at December 31, 2014	**$ 16,970**	**$ (217,559)**	**$ 384,142**	**$ 183,553**

The accompanying notes are an integral part of these financial statements.

Kipling Jones & Co., Ltd.

Financial Statements

Statement of Changes in Subordinated Liabilities

As of and for the Year-Ended December 31, 2014

The accompanying notes are an integral part of these financial statements.

Kipling Jones & Co., Ltd.
Notes to Financial Statements
As of and for the Year-Ended Dated December 31, 2014

KIPLING JONES & CO., LTD. Notes to Financial Statements December 31, 2014

Note 1 Nature of Business and Organization

Nature of Business:

Kipling Jones & Co., Ltd (Partnership), a Texas limited partnership, was formed in May 2003. The Partnership is registered as a Broker/Dealer with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Partnership provides Financial Advisory and Municipal Underwriting Services to public institutions located throughout the United States.

Organization:

The Partnership operates pursuant to Section (k)(2)(ii) exemptive provisions of Rule 15c3-3 of the Securities Exchange Act of 1934, and accordingly, is exempt from the remaining provision of that Rule. The Partnership does not hold customer funds or securities, but as an Introducing Broker/Dealer, and will clear all transactions on behalf of customers on a fully-disclosed basis through a clearing Broker/Dealer. The clearing Broker/Dealer carries all the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing Broker/Dealer. Under these exemptive provisions, the Computation for Determination of Reserve Requirements and Information Relating to the Possession and Control Requirements are not required.
The general partner of the Partnership is JonesCap, LLC (General Partner). The General Partner has the authority to manage and control the business affairs of the Partnership. The Partnership terminates on December 31, 2059, unless sooner terminated or extended as provided in the partnership agreement. All partnership profits, losses and distributions are to be allocated to the partners in proportion to their respective percentage interests.

Note 2 Significant Accounting Policies:

Basis of Accounting:

The financial statements of the Partnership have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Fair Value of Financial Instruments:

The Partnership's financial asset and liability amounts reported in the statement of financial condition are short-term in nature and approximate fair value.

Cash Equivalents:

The Partnership considers all short-term highly liquid investments which are readily convertible into cash and have maturities as of the date of purchase of three months or less to be cash equivalents.

Revenue Recognition:

The partnership records municipal underwriting income and advisory fees when earned under the respective agreements at closing. Security transactions and the related commission revenue and expense are recorded at trade date basis.

Accounts and Commissions Receivable:

Management evaluates the need for an allowance for doubtful accounts by using historical experience. Accounts receivable are written off when management deems them uncollectible. Recoveries of accounts receivable previously written off are recorded when received. The Company does not charge interest on its receivables.

Property and Equipment:

Property and equipment is recorded at cost less accumulated depreciation. Depreciation is computed using the straight-line method over estimated lives of five years.

Income Taxes:

The Partnership is a limited partnership. As a result, the net taxable income of the Partnership and any related tax credits, for federal income tax purposes, are deemed to pass to the individual partners and are included in their personal tax returns even though such net taxable income or tax credits may not actually have been distributed. Accordingly, no tax provision has been made in the financial statements since the income tax is a personal obligation of the individual partners. As of December 31, 2014, open Federal tax years subject to examination include the tax years ended December 31, 2012 through December 31, 2013.

Use of Estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, if any, at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 3: Office Leases:

The Partnership leases office space under three operating leases on a month to month basis. Office rent expense for the year was $26,451 and is reflected in the accompanying Statement of Income as Occupancy and Equipment Costs.

Note 4: Net Capital Requirements:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2014, the Company had net capital of $90,513.00, which was $9,487 below its required net capital of $100,000. The Company's ratio of aggregate indebtedness to net capital was 0.002 to 1.

Note 5: Possession or Control:

The Partnership does not have any possession or control of customer funds or securities. There were no material inadequacies in the procedure followed in adhering to the exemptive provision of (SEC) Rule 15c3-(k)(2)(ii).

Note 6: Property and Equipment:
Property and equipment consists of equipment at a cost of $1,500.00, less depreciation of $1,500.

Note 7: Reserve - Off Balance-Sheet Risk:

As discussed in Note 1, the Partnership's customers' securities transactions are introduced on a fully-disclosed basis with its clearing Broker/Dealer. The clearing Broker/Dealer carries all the accounts of the customers of the Partnership and is responsible for execution, collection of payment of funds and, receipt and delivery of securities relative to customer transactions. Off-balance-sheet risk exist with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein the clearing Broker/Dealer may charge any loses it incurs to the Partnership. The Partnership seeks to minimize this risk through procedures designed to monitor the credit worthiness of its customers and that customer transactions are executed properly by the clearing Broker/Dealer.

Note 8: Contingencies:

There are currently no asserted claims or legal proceedings against the Partnership, however, the nature of the Partnership's business subjects it to various claims, regulatory examinations, and other proceedings in the ordinary course of business. The ultimate outcome of any such action against the Partnership could have an adverse impact on the financial condition, results in operations, or cash flows of the Partnership.

Kipling Jones & Co., Ltd.
Supplementary Schedules Pursuant to SEA Rule 17a-5
Of the Securities and Exchange Act of 1934
As of and for the Year-Ended December 31, 2014

Computation of Net Capital

Total Stockholder's equity:		$ 183,553.00
Nonallowable assets:		
Other Assets	4,000.00	
Prepaid Expenses	188.00	
Accounts receivable – other	88,500.00	(92,688.00)
Other Charges		
Haircuts	352.00	
Undue Concentration	0.00	(352.00)
Net allowable capital		$ 90,513.00

Computation of Basic Net Capital Requirement

Minimum net capital required as a percentage of aggregate indebtedness	$ 130.00
Minimum dollar net capital requirement of reporting broker or dealer	$ 100,000.00
Net capital requirement	$ 100,000.00
Excess net capital	$ (9,487.00)

Computation of Aggregate Indebtedness

Total Aggregate Indebtedness	$ 1,958.00
Percentage of aggregate indebtedness to net capital	2.16%

Reconciliation of the Computation of Net Capital Under Rule 15c3-1

Computation of Net Capital reported on FOCUS IIA as of December 31, 2014	$	90,513.00
Adjustments:		
Change in Equity (Adjustments)		0.00
Change in Non-Allowable Assets		(0.00)
Change in Haircuts		(0.00)
Change in Undue Concentration		0.00
NCC per Audit		90,513.00
Reconciled Difference	$	(0.00)

December 31, 2014
Supplementary Schedules Pursuant to SEA Rule 17a-5
Of the Securities and Exchange Act of 1934
As of and for the Year-Ended December 31, 2014

<u>Statement Related to Uniform Net Capital Rule</u>

The Company is a member of the FINRA and is subject to the SEC Uniform Net Capital Rule 15c3-1. This rule requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500% (15 to 1), or, during its first year of operations, 800% (8:1). Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2014the Company had net capital of $90,513 which was $9,487 in below its required net capital of $100,000.00. The Company's net capital ratio to aggregate indebtedness was 2.16%. The Company has elected to use the basic computation method, as is permitted by the rule, which requires that the Company maintain minimum Net Capital pursuant to a fixed dollar amount or 6-2/3% percent of total aggregate indebtedness, as defined, whichever is greater, and does not, therefore, calculate its net capital requirement under the alternative reserve requirement method.

<u>Statement Related to Exemptive Provision (Possession and Control)</u>

The Company does not have possession or control of customer's funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of SEA Rule [15c3-3(k)(2)(ii)]; All customer transactions cleared through another broker dealer on a fully disclosed basis.

<u>Statement Related to Material Inadequacies</u>

This audit did not disclose any material inadequacies since the previous audit of the financial statements contained within the audit report of the Computation of Minimum Net Capital Requirement as reported in the Supplemental Schedules contained within the audit report or the filed Financial and Operational Combined Uniform Single Report filed pursuant to SEA Rule 15c3-1. The firm is exempt from 15c3-3; it does not maintain customer funds or securities and therefore does not maintain customer funds to segregate nor does it maintain separate accounts for customers.

<u>Statement Related to SIPC Reconciliation</u>

SEA Rule 17a-5(e)(4) requires a registered broker-dealer to file a supplemental report which includes procedures related to the broker-dealers SIPC annual general assessment reconciliation or exclusion from membership forms. In circumstances where the broker-dealer reports $500,000 or less in gross revenue they are not required to file the supplemental SIPC report. The Company is exempt from filing the supplemental report under SEA Rule 17a-5(e)(4) because it is reporting less than $500,000 in gross revenue.

Kipling Jones & Co., Ltd.
Supplementary Schedules Pursuant to SEA Rule 17a-5
Of the Securities and Exchange Act of 1934

As of and for the Year-Ended December 31, 2014

Exemption Report Pursuant to SEA Rule 17a-5(d)(1)(i)(B)(2)

Exemptive Provisions Rule 15c3-3

The Company is exempt from Rule 15c3-3 because all customers' transaction is cleared through another broker-dealer on a fully disclosed basis. The name of the clearing firm is Wedbush Morgan Securities, Inc.

Statement of Changes in Liabilities Subordinated to the Claims of General Creditors

Balance of such claims at January 1, 2014	$ -
Additions	-
Reductions	-
Balance of such claims at December 31, 2014	$ -

REPORT ON BROKER DEALER EXEMPTION

For the year ended December 31, 2014

Edward Richardson, Jr., CPA

15565 Northland Suite 508 West

Southfield, MI. 48075

July 17, 2015

Board of Directors

Kipling Jones & Co, LTD

1200 Smith St,

Suite 1600

Houston, TX 77002 - 4403

I have reviewed management's statements, included in the accompanying Representation Letter of Exemptions in which (1) Kipling Jones & Co, LTD identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Kipling Jones & Co, LTD claimed an exemption from 17 C.F.R. § 15c3-3(k)(2)(ii), and (2) Kipling Jones & Co, LTD stated that Kipling Jones & Co, LTD met the identified exemption provisions throughout the most recent fiscal year without exception. Kipling Jones & Co, LTD's management is responsible for compliance with the exemption provisions and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Kipling Jones & Co, LTD compliance with the exemption provisions. A review is substantially less in scope that an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I'm not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Edward Richardson Jr CPA

Edward Richardson, Jr., CPA

Kipling Jones & Co.

July 17, 2015

Edward Richardson, Jr. CPA
15565 Northland Drive
Suite 508 West
Southfield, MI 48075

RE: Exemption Statement Rule 15c3-3 (k) (2) (ii) for FYE December 31, 2014

Dear Mr. Richardson:

Please be advised that Kipling Jones & Co, LTD has complied with Exemption Rule 15c3-3 (k) (2) (ii), for the period of January 1, 2014 through December 31, 2014. Kipling Jones & Co, LTD did not hold customer securities or funds at any time during this period and does business on a limited basis (underwriting municipal securities and municipal advisory). Kipling Jones & Co, LTD 's past business has been of similar nature and has complied to this exemption since its inception, December 18, 2007.

Robbi J. Jones, the president of Kipling Jones & Co, LTD has made available to Edward Richardson all records and information including all communications from regulatory agencies received through the date of this review December 31, 2014.

Robbi J. Jones has been responsible for compliance with the exemption provision throughout the fiscal year. Also, there were not any know events or other factors that might have affected Kipling Jones & Co, LTD 's compliance with this exemption.

If you would like additional information or have any questions, feel free to call me directly at (713) 353-4688.

Very truly yours,

Kipling Jones & Co, LTD

Robbi J. Jones
President